2000 FIRST TENNESSEE BUILDING 165 MADISON AVENUE MEMPHIS, TENNESSEE 38103 phone: 901.526.2000 fax: 901.577.2303
www.bakerdonelson.com

Jackie G. Prester

Direct Dial: 901.577.8114

Direct Fax: 901.577.0762

E-Mail Address: jprester@bakerdonelson.com

April 9, 2014

VIA EDGAR

Mr. Larry Spirgel
Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	eOn Communications Corporation
Registration Statement on Form S-4
Filed February 7, 2014
File No. 333-193837

Dear Mr. Spirgel:

On behalf of eOn Communications Corporation (“eOn”), we are writing in response to the comments from the staff (the “Staff”) of the Division of Corporate Finance of the United States Securities and Exchange Commission (the “Commission”) contained in the letter dated March 5, 2014 to eOn providing comments on eOn’s Registration Statement on Form S-4 filed with the Commission on February 7, 2014 (the “Form S-4”). For the Staff’s convenience, the Staff’s comments have been restated below in their entirety, with eOn’s response to a particular comment set out immediately under the comment. The numbered paragraphs in this letter correspond to the numbered paragraphs in the comment letter from the Staff. Please note that we are simultaneously filing Amendment No. 1 to the Form S-4 (“Amendment No. 1”). We are providing Ms. Kate Beukenkamp with a courtesy copy of Amendment No. 1 marked to show changes from the Form S-4.

General

1. The preamble to your Agreement of Merger and Plan of Reorganization (page A-2) indicates that “the requisite stockholders of Inventergy have approved the Agreement.” Therefore, because shareholder approval has already been obtained, it does not seem appropriate for the offering of shares to Inventergy shareholders in connection with the Merger to be registered under the Securities Act of 1933. Please withdraw your Form S-4 and refile as a preliminary proxy statement. See C&DI 239.13 for further guidance.

Management’s Response:

eOn respectfully advises the Staff that reference in the Agreement of Merger and Plan of Reorganization (the “Merger Agreement”) to the fact that the “requisite stockholders of Inventergy” have approved the Merger Agreement relates to a pre-existing contractual obligation of Inventergy to seek the approval of certain equityholders, namely, holders of a majority of its outstanding shares of Series A Preferred Stock, prior to its entry into any agreement relating to a merger, reorganization or similar arrangement.

We have revised the disclosure to clarify that Inventergy has not yet taken all steps required by Delaware law and its organizational documents to obtain consents from the holders of its voting stock for the approval of the consummation of the Merger.  Inventergy intends to convene a special meeting of its voting stock for that purpose at a date, time and place determined by the Inventergy board of directors, which is expected to be no later than the date of the eOn Special Meeting. See Amendment No. 1 at pages 2, 3, 21, 46 and 53.

Summary of the Proxy Statement/Prospectus, page 12

2. You should consider adding a before and after chart depicting the corporate structure and share ownership of eOn, Inventergy and their subsidiaries.

Management’s Response:

Amendment No. 1 includes a chart depicting the corporate structure and share ownership as requested. See Amendment No. 1 at page 1.

The Proposals, page 12

The Merger Proposal (Page 46), page 13

3. Please expand your disclosure about Inventergy to describe its business in greater detail including assets and operations. We note your disclosure on pages 26 and 78. For example, discuss whether you hold full rights or a limited right to license your intellectual property.

Management’s Response:

The disclosure has been expanded as requested. See Amendment No. 1 at page 13.

4. Revise your disclosure to discuss how the existing patents held by Inventergy are related or valuable in connection with the planned licensing contracts eOn will receive from Cortelco as part of the reorganization.

Management’s Response:

The disclosure has been revised as requested. See Amendment No. 1 at page 46.

5. Please disclose here and the Certain Relationships and Related Party Transactions section, as appropriate, any existing relationship between Inventergy and the Series B accredited investors, including the selling stockholders.

Management’s Response:

The disclosure has been revised as requested. See Amendment No. 1 at pages 24, 49 and 160.

Risk Factors, page 21

Risks related to Inventergy’s Business and Operations, page 25

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6. Please revise your Risk Factor disclosure where appropriate to address any regulatory hurdles regarding your specific patents. We note, for example, that there have been certain restrictions placed on Huawei’s technology by the U.S. government.

Management’s Response:

The risk factor disclosure has been revised as requested. See Amendment No. 1 at page 27.

The Transition Proposal, page 63

Overview, page 63

7. We note that only “certain” Noteholders will receive cash and Cortelco stock in connection with the Transition Agreement. Please clarify who will not receive consideration in connection with the redemption of the Contingent Note, and why.

Management’s Response:

All Noteholders will receive consideration for the redemption of the Contingent Note. The Noteholders will either receive cash or shares of Cortelco stock in consideration for the redemption of the Contingent Note. This clarification has been made throughout the S-4. See Amendment No 1 pages 3, 24, 42, 49, 63, 64, 66, 71 and 160.

The Transition Agreement, page 65

Assets to be Transferred, page 65

8. We note that among the assets to be transferred by Cortelco to eOn Subsidiary is “all inventory purchased by Cortelco,” or the “Transferred Inventory.” Please explain what this inventory is, and the business purpose of this transfer given that Inventergy is a non-practicing entity whose primary asset is intellectual property.

Management’s Response:

Pursuant to the terms of the Transition Agreement, upon completion of the Merger, Cortelco, Inc. will assign to eOn Communications Systems, Inc., a newly formed subsidiary of eOn (“eOn Sub”) its rights and eOn Sub will assume the obligations arising under (i) that certain Exclusive Purchase and Sale/Licensing Agreement between Actuator Systems, LLC and Cortelco dated as of March 18, 2013 (the “Actuator Agreement”) and that certain Master Purchase and Sale/Licensing Agreement between 2N USA, LLC and Cortelco dated as of August 17, 2012, as modified by that certain addendum dated as of July 7, 2013 (the “2N Agreement”). All of the inventory to be transferred to eOn Sub is inventory previously purchased by Cortelco under either the Actuator or the 2N Agreement (“Inventory”). As of January 31, 2014, the book value of the Inventory was approximately $176,000.

The business purpose for the transfer of the Inventory is to permit eOn Sub to continue the relationship with 2N USA, LLC under the 2N Agreement and with Actuator Systems, LLC under the Actuator Agreement. Inventergy believes that retaining this aspect of the business conducted by Cortelco in a separate subsidiary of eOn after the completion of the Merger will provide some diversification of its core business, with the potential for stable revenues and growth to complement its overall business.

9. Please expand your disclosure where appropriate to discuss in greater detail the agreements with Actuator Systems, LLC and 2N USA, LLC including what assets or services are included and available for sale or licensing.

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Management’s Response:

The Amendment provides additional information concerning each of these agreements. See Amendment No. 1 at page 65.

Fulfillment Services, page 66

10. Revise your disclosure to discuss in greater detail the specific services to be offered by Cortelco under the Fulfillment Services Agreement.

Management’s Response:

The Amendment provides additional information concerning the services to be offered by Cortelco under the Fulfillment Services Agreement. See Amendment No. 1 at page 66.

Business of eOn, page 104

11. We note that as a result of several Transition Transactions, eOn and Cortelco will each transfer “certain contracts and other assets” to eOn subsidiary. Please revise your disclosure where appropriate to expand your discussion to discuss these contracts and assets in greater detail including who the parties to the contracts are and what business arrangements they represent, and a specific description of the assets. Additionally, please make clear whether these contracts and assets will be purchased, or transferred without payment. We note your disclosure on page 65.

Management’s Response:

The Amendment provides additional information as requested. See Amendment No. 1 at pages 4 and 66.

Business of Inventergy, page 128

12. Expand to identify all of the company’s existing material patents. Identify what intellectual property is owned and what is licensed. Disclose the duration of all patents and licenses. Depending upon the size of Inventergy’s patent portfolio (we note that it has acquired 175 from Huawei – page 135), a chart might be the most effective means of disclosure. See Item 101(c)(iv) of Regulation S-K.

Management’s Response:

The disclosure has been expanded as requested. See Amendment No. 1 at page 136.

Panasonic 3G, 4G and LTE Portfolio, page 136

13. In the third paragraph under this heading, you state that you have “worked with Panasonic to select a comprehensive portfolio…” Please explain what actions were taken and the relationship between Inventergy and Panasonic.

Management’s Response:

The disclosure has been revised as requested. See Amendment No. 1 at pages 135 and 136.

Management’s Discussion and Analysis of Financial Conditions and Results…, page 138

14. Clarify why additional financing will be necessary for the commercialization of Inventergy’s existing patent portfolio. Please include the details of the purchases of the portfolio patents that you recently obtained from Panasonic and Huawei. Your disclosures should include the amount you have paid or will pay and the terms of the agreements that will allow you to generate revenues from the agreements.

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Management’s Response:

The disclosure has been revised as requested. See Amendment No. 1 at page 144.

Ownership Interest of Stockholders After the Merger, page 157

Common Stock Ownership (No Conversion of Preferred Stock), page 157

15. We note your disclosure here and under the sub-heading “Voting Stock (Common Stock and Preferred Stock Voting as a Class)” including the related percentages of ownership and voting power for eOn shareholders versus Inventergy shareholders as a result of the Merger. Please revise to briefly explain the slight increase in voting power of eOn holders as compared to percentage of common stock held.

Management’s Response:

The requested revision has been made. See Amendment No. 1 at page 159.

Unaudited Pro Forma Condensed Combined Financial Data

16. Please tell us how you calculated the per share values of the preferred stock issuances described in Note F.

Management’s Response:

Inventergy Series A-1 and A-2 Preferred Stock

For the calculation of the values of the Inventergy Series A-1 and A-2 Preferred Stock, the Back-solve Methods was relied upon using four different transactions of Inventory’s Series A-1 Preferred, Series A-2 Preferred, and Common stock. Each Back-solve Method used the price paid in each transaction to iteratively solve for Inventergy’s equity value using the Option Pricing Method as recommended in the AICPA Valuation Guide. This resulted in four different equity values for Inventergy.

The weighted average of the equity values of Inventergy were used to determine a single equity value for Inventergy. This equity value was used in the Option Pricing Method. It was determined that the total dollar value allocated to the Series A-1 and A-2 Preferred Stock is $16.1 million and $4.4 million, respectively. Dividing the total value by the number of shares of Series A-1 and A-2 Preferred Stock outstanding, the value of $3.22 per share of Series A-1 Preferred Stock and $3.77 per shares of Series A-2 Preferred Stock was determined.

eOn Series B Preferred Stock

Upon the close of the merger, the eOn Series B Preferred Stock is no longer redeemable. The $2.43 closing price of eOn’s common stock was used to iteratively solve for eOn’s equity value as well as the value of the Series B Preferred stock as of December 31, 2013 using the Option Pricing Method as recommended in the AICPA Valuation Guide using the liquidation preference and conversion terms of the Series B Preferred stock per the Certificate of Designation, Preference and Rights of Series B Convertible Preferred Stock of eOn.

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The Back-Solve Method indicated that the total dollar value of Series B Preferred Stock is $8.6 million. Dividing by the number of shares of Series B Preferred Stock outstanding, the value of a Series B Preferred share is $3,117.66.

17. Please provide us with the calculation of the consideration transferred in the transaction and the calculation of the related goodwill.

Management’s Response:

Although eOn and Inventergy have structured the legal transaction as a merger of Inventergy into a newly formed subsidiary of eOn, the Merger will be treated as a reverse acquisition for accounting purposes, and Inventergy is the deemed accounting acquirer and eOn is the deemed accounting acquiree. This is based on facts of the Merger, that the officers of Inventergy will be the principal officers of eOn post-Merger and the former Inventergy stockholders will be the owners of a controlling interest in eOn following the Merger.

The unaudited pro forma combined financial information and the calculation of the consideration in the transaction and the related goodwill, has been prepared using the acquisition method of accounting for reverse acquisitions in accordance with FASB ASC Topic 805-40-55-1 thru 55-17. Accordingly, when 100% of the equity of the legal acquiree (Inventergy) is exchanged, the purchase consideration is equal to the fair market value of the shares of the legal acquirer (eOn) outstanding immediately before the transaction.

For pro forma purposes, the Merger is assumed to have been completed on December 31, 2013. However, the eOn common stock closing price of $4.95 per share on April 1, 2014 was used to determine the purchase consideration and goodwill, as this date is closer to the expected closing date of the Merger. This per share value, multiplied by the 2,891,613 shares of eOn common stock outstanding at December 31, 2013, results in a fair market value of eOn common stock of $14,313,484. Immediately prior to the Merger, but net of the Transition Agreement Transactions, the book value of the common stock is $230,758. Therefore the adjustment to increase the book value of the common stock to the fair market value is $14,082,726. This is considered the purchase consideration of the transaction, and the amount to be allocated to the acquired assets and liabilities, and used to determine the amount of goodwill in the transaction.

After the effect of the Transition Agreement Transactions, the net assets of eOn as of December 31, 2013 are $1,330,758, consisting primarily of cash of $1,216,924. The remaining net assets of $113,834 are made up of net current assets of $95,961 and net property and equipment of $17,873. For purposes of the pro forma financial statements, these book values are assumed to be equal to fair market value. As a result, the purchase consideration is allocated to the acquired intangible assets and goodwill.

Transition Agreement Transactions include three contracts that are remaining with eOn and are considered purchased intangibles. Two of the contracts, with 2N and Actuator, allow eOn to continue selling products of these vendors. The third contract is to receive royalties from sales by ProteleData. We have valued these contracts using a discounted cash flow analysis, and estimated the value of the contracts to be $1,260,000. This amount has been recorded as intangible assets and is being amortized over the 60 month excepted life of the contracts.

The remaining purchase consideration of $12,822,726 has been recorded as goodwill.

Transition Agreement, page B-1

Section 2.03 Fulfillment Services, page B-5

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18. We note that in connection with the Transition Transactions, Cortelco will enter into a “fulfillment services agreement” with eOn Subsidiary providing for certain services to be conducted on behalf of eOn Subsidiary after the Merger. Section 2.03 of the Transition Agreement filed as Annex B includes a reference to the Fulfillment Services Agreement as attached as Exhibit 2.03. Please revise your disclosure to include this exhibit and any other exhibits or schedules referenced within the currently filed Annexes.

Management’s Response:

Each of the exhibits to the Transition Agreement have been included within Annex B pursuant to your request.

In connection with responding to the Staff’s comments, eOn acknowledges in Exhibit A to this Letter the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve eOn from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	eOn may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require any further information, please do not hesitate to contact me at (901) 577-8114.

Very truly yours,

/s/ Jackie Prester
Jackie Prester, Esq.
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC

cc:	Via E-Mail
Securities and Exchange Commission
Kate Beukenkamp, Attorney-Advisor

eOn Communications Corporation
Steve Swartz, Principal Executive Officer
Lee Bowling, Chief Financial Officer

Inventergy, Inc.
Joseph W. Beyers, Chief Executive Officer
Wayne Sobon, Senior Vice President, General Counsel and Secretary

Ellenoff Grossman & Schole LLP
Joseph Smith, Esq.
Tamar Donikyan, Esq.
Kathleen L. Cerveny, Esq.

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Exhibit A

eOn Communications Corporation

1703 Sawyer Road

Corinth, Mississippi 38834

In connection with its response to the United States Securities and Exchange Commission’s (the “Commission”) comment letter, dated March 5, 2014, eOn Communications Corporation (the “Registrant”) acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

eOn Communications Corporation

By:	/s/ Stephen Swartz
Name:	Stephen Swartz
Title:	Principal Executive Officer

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